UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Capella Education Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

139594 10 5

(CUSIP Number)

May 16, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Equity Partnership-VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Equity Partnership-VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Subordinated Debt and Equity Buyout Partnership-VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FLC XXXII Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only) FLC XXXIII Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only) Theodore J. Forstmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only) Winston W. Hutchins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Capella Education Company (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 225 South 6th Street, 9th Floor Minneapolis, MN 55402

Item 2.
(a)

Name of Person Filing
This statement on Schedule 13G is being filed jointly by (1) Forstmann Little & Co. Equity Partnership-VI, L.P. (“Forstmann VI”), (2) Forstmann Little & Co. Equity Partnership-VII, L.P. (“Forstmann VII”), (3) Forstmann Little & Co. Subordinated Debt and Equity Buyout Partnership-VIII, L.P. (“Forstmann VIII”), (5) FLC XXXII Partnership, L.P. (“FLC XXXII”), (6) FLC XXXIII Partnership, L.P. (“FLC XXXIII”) (6) Theodore J. Forstmann and (7) Winston W. Hutchins.  The persons described in items (1) through (7) are referred to herein as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence Each Reporting Person has its or his principal business office at:
c/o Forstmann Little & Co. 767 Fifth Avenue, 44th Floor New York, New York 10153
(c)

Citizenship
Forstmann VI, Forstmann VII and Forstmann VIII are limited partnerships organized in the state of Delaware.

FLC XXXII and FLC XXXIII are limited partnerships organized in the state of New York.
Theodore J. Forstmann and Winston W. Hutchins are citizens of the United States.

(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Stock”).
(e)	CUSIP Number 139594 10 5

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: The Reporting Persons do not beneficially own any shares of Stock of the Issuer.
	(b)	Percent of class: The Reporting Persons beneficially own 0.0% of the outstanding shares of Stock of the Issuer.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007

Forstmann Little & Co. Equity Partnership-VI, L.P.

	By:	FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Forstmann Little & Co. Equity Partnership-VII, L.P.

	By:	FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P.

	By:	FLC XXXIII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

FLC XXXIII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Theodore J. Forstmann

/s/ Theodore J. Forstmann
Name:Theodore J. Forstmann

Winston W. Hutchins

/s/ Winston W. Hutchins
Name: Winston W. Hutchins

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement